UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)

TERRA INDUSTRIES INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

457729101

(CUSIP Number)

N. Jordan

Secretary

Anglo American plc

20 Carlton House Terrace

London SW1Y 5AN, United Kingdom

011-44-207-698-8888

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 6, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457729101	SCHEDULE 13D	Page 2 of 142 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). ANGLO AMERICAN plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER By subsidiary: 25,060,725 Common Shares 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER By subsidiary: 25,060,725 Common Shares 10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,060,725 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 457729101	SCHEDULE 13D	Page 3 of 142 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). TAURUS INVESTMENTS S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 25,060,725 Common Shares 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER 25,060,725 Common Shares 10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,060,725 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 457729101	SCHEDULE 13D	Page 4 of 142 Pages

Item 1.	Security and Issuer.

This Amendment No. 20 to the Schedule 13D, dated August 3, 1983, of Minerals and Resources Corporation (as amended by Amendments Nos. 1 through 19, the “Schedule 13D”), is filed to reflect information required pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Act”), relating to common shares, no par value (the “Common Shares”), of Terra Industries Inc. (“Terra”), a Maryland corporation, with its principal executive offices located at Terra Centre, 600 4th Street, Sioux City, Iowa 51101.

Item 2.	Identity and Background.

Item 2 is hereby amended by deleting the last paragraph in its entirety and replacing it with the following:

“During the last five years, neither Anglo American or Taurus, nor, to the best knowledge of Anglo American or Taurus, any of the directors or executive officers of Anglo American or Taurus, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.”

Item 2 of the Schedule 13D is hereby further amended by deleting Annex A in its entirety and replacing it with Annex A to this Amendment No. 20.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by deleting the text under Item 4 in its entirety and replacing it with the following:

“On August 6, 2004, Taurus and Perry Partners, L.P. (“Perry”) entered into a stock purchase agreement (the “Perry Stock Purchase Agreement”) pursuant to which Taurus sold 1,500,000 Common Shares of Terra, or approximately 1.9% of the outstanding capital stock of Terra, to Perry (such sale, the “Perry Sale”).

On August 6, 2004, Taurus and Perry Partners International, Inc. (“Perry International”) entered into a stock purchase agreement (the “Perry International Stock Purchase Agreement”) pursuant to which Taurus sold 4,500,000 Common Shares of Terra, or approximately 5.8% of the outstanding capital stock of Terra, to Perry International (such sale, the “Perry International Sale”).

On August 6, 2004, Taurus and Värde Investment Partners, L.P. (“Värde”) entered into a stock purchase agreement (the “Värde Stock Purchase Agreement”) pursuant to which Taurus sold 2,000,000 Common Shares of Terra, or approximately 2.6% of the outstanding capital stock of Terra, to Värde (such sale, the “Värde Sale”).

On August 6, 2004, Taurus and Seneca Capital LP (“Seneca”) entered into a stock purchase agreement (the “Seneca Stock Purchase Agreement”) pursuant to which Taurus sold 800,000 Common Shares of Terra, or approximately 1.0% of the outstanding capital stock of Terra, to Seneca (such sale, the “Seneca Sale”).

On August 6, 2004, Taurus and Seneca Capital International Ltd. (“Seneca International”) entered into a stock purchase agreement (the “Seneca International Stock Purchase Agreement”) pursuant to which Taurus sold 1,700,000 Common Shares of Terra, or approximately 2.2% of the outstanding capital stock of Terra, to Seneca International (such sale, the “Seneca International Sale”).

On August 6, 2004, Taurus and Delta Onshore, LP (“Delta Onshore”) entered into a stock purchase agreement (the “Delta Onshore Stock Purchase Agreement”) pursuant to which Taurus sold 160,000 Common Shares of Terra, or approximately 0.2% of the outstanding capital stock of Terra, to Delta Onshore (such sale, the “Delta Onshore Sale”).

On August 6, 2004, Taurus and Delta Institutional, LP (“Delta Institutional”) entered into a stock purchase agreement (the “Delta Institutional Stock Purchase Agreement”) pursuant to which Taurus sold 840,000 Common Shares of Terra, or approximately 1.1% of the outstanding capital stock of Terra, to Delta Institutional (such sale, the “Delta Institutional Sale”).

On August 6, 2004, Taurus and Delta Offshore, Ltd (“Delta Offshore”) entered into a stock purchase agreement (the “Delta Offshore Stock Purchase Agreement”) pursuant to which Taurus sold 860,000 Common Shares of Terra, or approximately 1.1% of the outstanding capital stock of Terra, to Delta Offshore (such sale, the “Delta Offshore Sale”).

CUSIP No. 457729101	SCHEDULE 13D	Page 5 of 142 Pages

On August 6, 2004, Taurus and Delta Pleiades, LP (“Delta Pleiades”) entered into a stock purchase agreement (the “Delta Pleiades Stock Purchase Agreement”) pursuant to which Taurus sold 140,000 Common Shares of Terra, or approximately 0.2% of the outstanding capital stock of Terra, to Delta Pleiades (such sale, the “Delta Pleiades Sale”).

On August 6, 2004, Terra, Taurus and certain other shareholders of Terra (the “Other Shareholders”) entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which Terra has agreed to file a shelf registration statement with the U.S. Securities and Exchange Commission (the “SEC”) facilitating the possible offer and sale by Taurus of a certain number of Common Shares of Terra (the “Registrable Shares”) pursuant to the Securities Act of 1933 (the “Securities Act”). The Registration Rights Agreement also provides Taurus with a right to include the Registrable Shares in any underwritten registration of securities by Terra that may also be used to register the Registrable Shares and the Common Shares of Terra held by the Other Shareholders. If, prior to Terra’s deadline for filing its Form 10-Q for the second fiscal quarter of 2005, Terra has not completed a primary offering of securities in which Taurus was given the opportunity to sell at least $20 million of the Registrable Shares or the Other Shareholders were not given the opportunity to sell at least $10 or $20 million, as the case may be, of their Common Shares of Terra, then Taurus or the one of the Other Shareholders may require Terra to effect an underwritten offering of the Registrable Shares and the Common Shares of Terra held by the Other Shareholders. The number of the Registrable Shares will be equal to (i) 17.5 million Common Shares of Terra minus (ii) the number of Common Shares of Terra that Taurus has transferred to Perry, Perry International, Värde, Seneca, Seneca International, Delta Onshore, Delta Institutional, Delta Offshore and Delta Pleiades as of the date of the Registration Rights Agreement plus (iii) in the event that Terra has consummated or terminated its purchase of Mississippi Chemical Corporation, the number of additional Common Shares of Terra held by Taurus on which Terra and Taurus will reasonably agree, taking into account the consummation or termination, as the case may be, of such transaction and Section 382 of the United States Tax Code of 1986, as amended, and the rules and regulations promulgated thereunder.

The foregoing discussion is qualified in its entirety by reference to the Perry Stock Purchase Agreement, the Perry International Stock Purchase Agreement, the Värde Stock Purchase Agreement, the Seneca Stock Purchase Agreement, the Seneca International Stock Purchase Agreement, the Delta Onshore Stock Purchase Agreement, the Delta Institutional Stock Purchase Agreement, the Delta Offshore Stock Purchase Agreement, the Delta Pleiades Stock Purchase Agreement and the Registration Rights Agreement, which are incorporated herein by reference.

Subject to market conditions and other considerations, Taurus may from time to time offer and sell all or part of the Common Shares of Terra held by it, including, without limitation, following the declaration of the effectiveness of the shelf registration statement, the Common Shares of Terra registered thereunder. Anglo American will continue to evaluate future opportunities for disposing of its interest in Terra, with the timing of any disposition or dispositions being based on market conditions and other considerations.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting the text under Item 5 in its entirety and replacing it with the following:

“(a) Except as referred to in Item 2 hereof and as set forth below, neither Anglo American or Taurus, nor, to the best knowledge of Anglo American or Taurus, any of the executive officers or directors of Anglo American or Taurus, owns beneficially, or has any right to acquire, directly or indirectly, any of the Common Shares of Terra.

As of the date hereof, Anglo American and Taurus are deemed to beneficially own 25,060,725 Common Shares of Terra, or 32.1% of the total number of outstanding Common Shares of Terra, as reported to Anglo American and Taurus by Terra.

(b) Taurus has sole voting and dispositive power with respect to 25,060,725 Common Shares of Terra, or 32.1% of the outstanding Common Shares of Terra. Anglo American, through its subsidiary Taurus, has sole voting and dispositive power with respect to 25,060,725 Common Shares of Terra, or 32.1% of the outstanding Common Shares of Terra.

(c) Neither Anglo American or Taurus, nor, to the best knowledge of Anglo American or Taurus, the executive officers or directors of Anglo American or Taurus, has effected, during the 60 days preceding the date hereof, any transaction in the Common Shares of Terra.

(d) Not applicable.

(e) Not applicable.”

CUSIP No. 457729101	SCHEDULE 13D	Page 6 of 142 Pages

Item 6.	Contract, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by inserting the following paragraphs after the last paragraph of Item 6:

“On August 6, 2004, Taurus and Perry entered into the Perry Stock Purchase Agreement pursuant to which Taurus sold 1,500,000 Common Shares of Terra, or approximately 1.9% of the outstanding capital stock of Terra, to Perry at a price of US$5.30 per share. The aggregate consideration received by Taurus in the Perry Sale was $7,950,000. The Perry Stock Purchase Agreement contains certain representations and warranties by each of Taurus and Perry that are commonly found in agreements relating to transactions comparable to the Perry Sale.

On August 6, 2004, Taurus and Perry International entered into the Perry International Stock Purchase Agreement pursuant to which Taurus sold 4,500,000 Common Shares of Terra, or approximately 5.8% of the outstanding capital stock of Terra, to Perry International at a price of US$5.30 per share. The aggregate consideration received by Taurus in the Perry International Sale was $23,850,000. The Perry International Stock Purchase Agreement contains certain representations and warranties by each of Taurus and Perry International that are commonly found in agreements relating to transactions comparable to the Perry International Sale.

On August 6, 2004, Taurus and Värde entered into the Värde Stock Purchase Agreement pursuant to which Taurus sold 2,000,000 Common Shares of Terra, or approximately 2.6% of the outstanding capital stock of Terra, to Värde at a price of US $5.30 per share. The aggregate consideration received by Taurus in the Värde Sale was $10,600,000. The Värde Stock Purchase Agreement contains certain representations and warranties by each of Taurus and Värde that are commonly found in agreements relating to transactions comparable to the Värde Sale.

On August 6, 2004, Taurus and Seneca entered into the Seneca Stock Purchase Agreement pursuant to which Taurus sold 800,000 Common Shares of Terra, or approximately 1.0% of the outstanding capital stock of Terra, to Seneca at a price of US$5.30 per share. The aggregate consideration received by Taurus in the Seneca Sale was $4,240,000. The Seneca Stock Purchase Agreement contains certain representations and warranties by each of Taurus and Seneca that are commonly found in agreements relating to transactions comparable to the Seneca Sale.

On August 6, 2004, Taurus and Seneca International entered into the Seneca International Stock Purchase Agreement pursuant to which Taurus sold 1,700,000 Common Shares of Terra, or approximately 2.2% of the outstanding capital stock of Terra, to Seneca International at a price of US$5.30 per share. The aggregate consideration received by Taurus in the Seneca International Sale was $9,010,000. The Seneca International Stock Purchase Agreement contains certain representations and warranties by each of Taurus and Seneca International that are commonly found in agreements relating to transactions comparable to the Seneca International Sale.

On August 6, 2004, Taurus and Delta Onshore entered into the Delta Onshore Stock Purchase Agreement pursuant to which Taurus sold 160,000 Common Shares of Terra, or approximately 0.2% of the outstanding capital stock of Terra, to Delta Onshore at a price of US$5.65 per share. The aggregate consideration received by Taurus in the Delta Onshore Sale was $904,000. The Delta Onshore Stock Purchase Agreement contains certain representations and warranties by each of Taurus and Delta Onshore that are commonly found in agreements relating to transactions comparable to the Delta Onshore Sale.

On August 6, 2004, Taurus and Delta Institutional entered into the Delta Institutional Stock Purchase Agreement pursuant to which Taurus sold 840,000 Common Shares of Terra, or approximately 1.1% of the outstanding capital stock of Terra, to Delta Institutional at a price of US$5.65 per share. The aggregate consideration received by Taurus in the Delta Institutional Sale was $4,746,000. The Delta Institutional Stock Purchase Agreement contains certain representations and warranties by each of Taurus and Delta Institutional that are commonly found in agreements relating to transactions comparable to the Delta Institutional Sale.

On August 6, 2004, Taurus and Delta Offshore entered into the Delta Offshore Stock Purchase Agreement pursuant to which Taurus sold 860,000 Common Shares of Terra, or approximately 1.1% of the outstanding capital stock of Terra, to Delta Offshore at a price of US$5.65 per share. The aggregate consideration received by Taurus in the Delta Offshore Sale was $4,859,000. The Delta Offshore Stock Purchase Agreement contains certain representations and warranties by each of Taurus and Delta Offshore that are commonly found in agreements relating to transactions comparable to the Delta Offshore Sale.

On August 6, 2004, Taurus and Delta Pleiades entered into the Delta Pleiades Stock Purchase Agreement pursuant to which Taurus sold 140,000 Common Shares of Terra, or approximately 0.2% of the outstanding capital stock of Terra, to Delta Pleiades at a price of US$5.65 per share. The aggregate consideration received by Taurus in the Delta Pleiades Sale was $791,000. The Delta Pleiades Stock Purchase Agreement contains certain representations and warranties by each of Taurus and Delta Pleiades that are commonly found in agreements relating to transactions comparable to the Delta Pleiades Sale.

On August 6, 2004, Terra, Taurus and the Other Shareholders entered into the Registration Rights Agreement pursuant to which Terra has agreed to file a shelf registration statement with the SEC facilitating the possible offer and sale by Taurus of the Registrable Shares pursuant to the Securities Act. The Registration Rights Agreement also provides Taurus with a right to include the Registrable Shares in any underwritten registration of securities by Terra that may also be used to register the Registrable Shares and the Common Shares of Terra held by the Other Shareholders. If, prior to Terra’s deadline for filing its Form 10-Q for the second fiscal quarter of 2005, Terra has not completed a primary offering of securities in which Taurus was given the opportunity to sell at least $20 million of the Registrable Shares or the Other Shareholders were not given the opportunity to sell at least $10 or $20 million, as the case may be, of their Common Shares of Terra, then Taurus or one of the Other Shareholders may require Terra to effect an underwritten offering of the Registrable Shares and the Common Shares of Terra held by the Other Shareholders.

CUSIP No. 457729101	SCHEDULE 13D	Page 7 of 142 Pages

The number of the Registrable Shares will be equal to (i) 17.5 million Common Shares of Terra minus (ii) the number of Common Shares of Terra that Taurus has transferred to Perry, Perry International, Värde, Seneca, Seneca International, Delta Onshore, Delta Institutional, Delta Offshore and Delta Pleiades as of the date of the Registration Rights Agreement plus (iii) in the event that Terra has consummated or terminated its purchase of Mississippi Chemical Corporation, the number of additional Common Shares of Terra held by Taurus on which Terra and Taurus will reasonably agree, taking into account the consummation or termination, as the case may be, of such transaction and Section 382 of the United States Tax Code of 1986, as amended, and the rules and regulations promulgated thereunder.

The foregoing discussion is qualified in its entirety by reference to the Perry Stock Purchase Agreement, the Perry International Stock Purchase Agreement, the Värde Stock Purchase Agreement, the Seneca Stock Purchase Agreement, the Seneca International Stock Purchase Agreement, the Delta Onshore Stock Purchase Agreement, the Delta Institutional Stock Purchase Agreement, the Delta Offshore Stock Purchase Agreement, the Delta Pleiades Stock Purchase Agreement and the Registration Rights Agreement, which are incorporated herein by reference.”

CUSIP No. 457729101	SCHEDULE 13D	Page 8 of 142 Pages

Item 7.	Material to be filed as Exhibits.

The following is hereby added as exhibits:

Exhibit	Agreement

99.1	Stock Purchase Agreement, dated August 6, 2004, between Taurus Investments S.A. and Perry Partners, L.P.

99.2	Stock Purchase Agreement, dated August 6, 2004, between Taurus Investments S.A. and Perry Partners International, Inc.

99.3	Stock Purchase Agreement, dated August 6, 2004, between Taurus Investments S.A. and Värde Investment Partners, L.P.

99.4	Stock Purchase Agreement, dated August 6, 2004, between Taurus Investments S.A. and Seneca Capital LP.

99.5	Stock Purchase Agreement, dated August 6, 2004, between Taurus Investments S.A. and Seneca Capital International Ltd.

99.6	Stock Purchase Agreement, dated August 6, 2004, between Taurus Investments S.A. and Delta Onshore, LP.

99.7	Stock Purchase Agreement, dated August 6, 2004, between Taurus Investments S.A. and Delta Institutional, LP.

99.8	Stock Purchase Agreement, dated August 6, 2004, between Taurus Investments S.A. and Delta Offshore, Ltd.

99.9	Stock Purchase Agreement, dated August 6, 2004, between Taurus Investments S.A. and Delta Pleiades, LP.

99.10	Registration Rights Agreement, dated August 6, 2004, among Terra Industries Inc., Taurus Investments S.A. and certain shareholders of Terra named therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2004

ANGLO AMERICAN plc

By:	/s/ N. JORDAN
Name:	N. Jordan
Title:	Secretary

TAURUS INVESTMENTS S.A.

By:	/s/ J.A. THOMPSON
Name:	J.A. Thompson
Title:	Secretary

CUSIP No. 457729101	SCHEDULE 13D	Page 9 of 142 Pages

ANNEX A

I. The following list sets forth certain information concerning each of the Directors and Executive Officers of Anglo American plc.

Name:	Sir Mark Moody-Stuart (Chairman)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chairman, Anglo American

Name:	Mr A.J. Trahar (Chief Executive)
Citizenship:	South African
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chief Executive, Anglo American

Name:	Mr D.J. Challen (Non-Executive Director)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Company Director

Name:	Mr B.E. Davison (Executive Director)
Citizenship:	South African
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Executive Director, Anglo American

Name:	Dr. C.E. Fay (Non-Executive Director)
Citizenship:	British
Business Address:	Merrifield, Links Road, Bramley, Guildford, GU5 OAL, United Kingdom
Principal Occupation:	Director of Companies

Name:	Mr R.M. Godsell (Non-Executive Director)
Citizenship:	South African
Business Address:	11 Diagonal Street, Johannesburg 2001, South Africa
Principal Occupation:	Executive Director and Chief Executive, AngloGold Ashanti Limited

Name:	Mr D.A. Hathorn (Member of Executive Committee
Citizenship:	South African
Business Address:	44 Main Street, Johannesburg, South Africa
Principal Occupation:	Chief Executive, Mondi (Europe)

Name:	Mr R.J. King (Member of Executive Committee)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Executive Vice President, Group Human Resources and Business Strategy, Anglo American

Name:	Mr A.W. Lea (Finance Director)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Finance Director, Anglo American

Name:	Mr G. Lindahl (Non-Executive Director)
Citizenship:	Swedish
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Company Director

CUSIP No. 457729101	SCHEDULE 13D	Page 10 of 142 Pages

Name:	Mr R.J. Margetts CBE (Senior Independent Non-Executive Director)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chairman, Legal and General Group plc

Name:	Dr Maria Silvia Bastos Marques (Non-Executive Director)
Citizenship:	Brazilian
Business Address:	Rua do Mercado, 11/1711/17° andar, 20010-120, Centro, Rio de Janeiro
Principal Occupation:	Director of Companies

Name:	Mr W.A. Nairn (Executive Director)
Citizenship:	South African
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Technical Director, Anglo American

Name:	Mr N.F. Oppenheimer (Non-Executive Director)
Citizenship:	South African
Business Address:	De Beers House, Corner Diamond Drive and Crownwood Road, Theta, Johannesburg, 2013, South Africa
Principal Occupation:	Director and Chairman, De Beers S.A.

Name:	Mr F.T.M. Phaswana (Non-Executive Director)
Citizenship:	South African
Business Address:	BP Town Square, 61 St George’s Mall, Cape Town 8001, South Africa
Principal Occupation:	Regional President, BP Africa

Name:	Sir David Scholey (Non-Executive Director)
Citizenship:	British
Business Address:	1 Finsbury Avenue, London EC2M 2PP, United Kingdom
Principal Occupation:	Director of Companies

Name:	Mr S.R. Thompson (Member of Executive Committee)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chief Executive, Anglo American Base Metals Division

Name:	Professor K.A.L.M. Van Miert (Non-Executive Director)
Citizenship:	Belgian
Business Address:	Puttestraat 10, B-1650 Beersel, Belgium
Principal Occupation:	Director of Companies

CUSIP No. 457729101	SCHEDULE 13D	Page 11 of 142 Pages

II. The following list sets forth certain information concerning each of the Directors and Executive Officers of Taurus Investments S.A.

Name:	Mrs G.F. Adams (Director)
Citizenship:	British
Business Address:	48 rue de Bragance, Luxembourg
Principal Occupation:	Manager, Human Resources and Administration, Anglo American Luxembourg S.A.

Name:	Mr T.A.M. Bosman (Director)
Citizenship:	Dutch
Business Address:	48 rue de Bragance, Luxembourg
Principal Occupation:	Group Tax & Finance Manager, Anglo American Luxembourg S.A.

Name:	Mr N. Jordan (Director)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Company Secretary, Anglo American

Name:	Miss J.A. Thompson (Director)
Citizenship:	British
Business Address:	48 rue de Bragance, Luxemburg
Principal Occupation:	Company Secretary, Anglo American Luxemburg S.A.